Cue Energy Resources Limited
A.B.N. 45 066 383 971



08001901

SUPPL

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

28 March 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

SEC
Wall Processing Section
APR 09 2008
Washington, DC
102

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
APR 22 2008
THOMSON
FINANCIAL



Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A: 28th March 2008

Oil Search, the operator for PPL190, reports as at 0600 on 27th March 2008 that:

"The Cobra -1A well was at a depth of 533 metres and drilling ahead in a 14¾" hole. Progress for the week was 510 metres.

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the Iagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The planned total depth of the well is 3,100 metres."

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer   28th March 2008

